UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Acquisition of shares in kabu.com Securities Co., Ltd.

Tokyo, September 26, 2005 – Today Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) has decided that in an off-floor trade in the market it will purchase a maximum of 30,000 (3.1%) of the outstanding ordinary shares of kabu.com Securities Co., Ltd. (kabu.com Securities; President and CEO: Masakatsu Saito), which is an equity method affiliate of UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi).

Subject to the approval of relevant authorities, MTFG will be merging with UFJ on October 1, 2005 and is scheduled to begin operations as Mitsubishi UFJ Financial Group, Inc. (MUFG). UFJ currently holds 28.6% of voting rights (including indirectly held shares) in kabu.com Securities, and concomitant with this acquisition, voting rights* held by MUFG in the company is expected to reach a maximum of 31.8%.

Moreover, as has already been announced, kabu.com Securities and the MTFG subsidiary Me Net Securities Co., Ltd. (Me Net Securities; President and CEO: Norihiro Manabe) are scheduled to merge on January 1, 2006. Concomitant with this merger, voting rights held by MUFG in kabu.com Securities (including indirectly held shares) is expected to increase by 0.7 percentage points.

Outline of MTFG acquisition of ordinary shares of kabu.com Securities

(1) Amount of shares to be acquired	Maximum of 30,000

(2) Date of acquisition	Before the end of October 2005

(3) Method of acquisition	Off-floor trading method in the market

*	Note: If the transaction is completed before the merger on October 1, this amount will be jointly held by MTFG and UFJ.

*        *        *

For further information, please contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel. 81-3-3240-7651